                                     LOGO OF
                              AETERNA LABORATORIES

                                                               PRESS RELEASE
                                                       FOR IMMEDIATE RELEASE


           AETERNA'S LEAD PRODUCT, NEOVASTAT, SIGNIFICANTLY INCREASES
            SURVIVAL TIME IN PHASE I/II PATIENTS WITH KIDNEY CANCER

NEW ORLEANS, LOUISIANA, MARCH 26, 2001 - AEterna Laboratories Inc. (TSE: AEL,
NASDAQ: AELA) presented today clinical data from a Phase I/II clinical trial, demonstrating a statistically significant two-fold increase (pLESS THAN0.01) in median survival time for metastatic renal cell carcinoma (kidney cancer) patients refractory to standard treatments and who were administered a higher dose of its lead product, Neovastat/AE-941. The median survival time of patients treated with a dose of 30mL twice a day was 7.1 months, compared to
16.3 months for patients receiving a dose of 120mL twice a day. For a patient with metastatic renal cell carcinoma who does not respond to standard treatments, the expected survival time is approximately 8 months.

Analysis of the results was presented at the 92nd Annual Meeting of the American Association for Cancer Research by the principal investigator, Dr. Gerald Batist, Director of the McGill Centre for Translational Research in Cancer and Professor at the Department of Oncology and Medicine at McGill University in Montreal, Canada. "AEterna continues to generate highly credible results with Neovastat, which strongly support their current development program in oncology," stated Dr. Batist, who was part of a reviewing committee along with the principal investigators of the ongoing Phase III trial in renal cell carcinoma indication; Dr. Ronald Bukowski, Director of Experimental Therapeutics Program at the Cleveland Clinic Cancer Center in the United States, and Dr. Bernard Escudier, Head of Immunotherapy and Innovative Therapy Unit at the Institut Gustave Roussy in Villejuif, France, in Europe. "This new data is also very encouraging when we consider that the objective of AEterna's current Phase III pivotal trial in renal cell carcinoma is to increase patient survival time by at least four months," concluded both Dr. Bukowski and Dr. Escudier.

"As was evidenced in the Phase I/II study in non-small-cell lung cancer, this Phase I/II study in renal cell carcinoma shows a statistically significant increase in median survival time," added Dr. Claude Hariton, Vice President, Clinical and Regulatory Affairs of AEterna. "This constitutes striking information on Neovastat and reaffirms its position as a frontrunner in a new promising therapeutic class of drugs."

"These promising clinical results definitely put Neovastat in an enviable and unique position in the field of angiogenesis inhibitors," commented Gilles Gagnon, Vice President and Chief Operating Officer at AEterna. `'These findings, along with the new data regarding Neovastat's multiple mechanisms of action, become very significant attributes for our pharmaceutical partners."

MORE ON THE PHASE I/II RENAL CELL CARCINOMA TRIAL

This Phase I/II trial was conducted in patients with solid tumors refractory to standard treatment such as chemotherapy or immunotherapy. Survival was a prospective end-point and has been analyzed in 22 patients with refractory metastatic renal cell carcinoma receiving only Neovastat. Since it was one of the first safety trial to be conducted with Neovastat, two doses have been studied; 30 mL twice a day (60mL) and 120mL twice a day (240mL). On the basis of the results of two Phase I tolerability studies, the dose has been increased from 60 mL/day to 240 mL/day for all patients in the trial, including those already treated with 60 mL/day.

ABOUT AACR

The American Association for Cancer Research (AACR), a scientific society of over 15,000 laboratory and clinical cancer researchers, was founded in 1907 to facilitate communication and dissemination of knowledge among scientists and others dedicated to the cancer problem; to foster research in cancer and related biomedical sciences; to encourage presentation and discussion of new and important observations in the field; to foster public education, science education, and training; and to advance the understanding of cancer etiology, prevention, diagnosis, and treatment throughout the world. The 92nd Annual Meeting of the American Association for Cancer Research is presently being held in New Orleans, Louisiana, until March 28.

ABOUT AETERNA AND NEOVASTAT/AE-941

AEterna Laboratories Inc. is a Canadian biopharmaceutical company and a frontrunner in the field of antiangiogenesis to treat a variety of conditions. Its lead product, Neovastat, is an angiogenesis inhibitor being investigated in three major therapeutic areas: oncology, dermatology and ophthalmology.

Neovastat is currently investigated in two Phase III pivotal clinical trials for the treatment of lung and kidney cancer as well as in a Phase II pivotal trial for the treatment of multiple myeloma, a form of blood cancer. These current trials, which have been designed according to discussions with the Health Authorities, are held in more than 130 clinical institutions in Canada, the U.S and most of the European countries.
AEterna is listed on the Toronto Stock Exchange under the symbol AEL and on Nasdaq under the symbol AELA.

News releases and additional information are available on its Web site at www.aeterna.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-

FOR MORE INFORMATION, CONTACT:

CANADA                                     USA                                   GERMANY
Paul Burroughs                             Investor and Media Relations:         Investor Relations and Media
Director of Communications                 Ms. Lisa Lindberg                     Ms. Ursula Fessele
AEterna Laboratories Inc.                   The Investor Relations Group Inc.     Tel.: 49-6196-8800-218
Tel.: 418-652-8525, ext. 406               Tel.: 212-736-2650                    Fax: 49-6196-8800-447
Fax: 418-577-7700                          Fax: 212-736-2610                     E-mail: u.fessele@vrir.de
E-mail: paul.burroughs@aeterna.com         E-mail: TheProTeam@aol.com

                                     LOGO OF
                              AETERNA LABORATORIES


                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE


           AETERNA LABORATORIES: RESEARCH RESULTS CONFIRM ADDITIONAL MECHANISM OF ACTION OF ITS LEAD COMPOUND, NEOVASTAT/AE-941

NEW ORLEANS, LOUISIANA, MARCH 27, 2001 - AEterna Laboratories Inc., (TSE: AEL,
NASDAQ: AELA) today announced new results showing that its lead product, Neovastat/AE-941, specifically activates apoptosis (programmed cell death) of endothelial cells. Previous research had also shown that Neovastat has two other mechanisms of action inhibiting matrix metalloproteinases (MMPs 2, 9, 12) and Vascular Endothelial Growth Factor (VEGF-R2), all aimed at stopping a cancerous tumor's growth, by blocking the formation of new blood vessels (angiogenesis). Neovastat is presently used in pivotal Phase III clinical studies for lung and kidney cancer, as well as in a pivotal Phase II for multiple myeloma, a form of blood cancer.

Results from these new studies were presented at the 92nd Annual Meeting of the American Association for Cancer Research (AACR) by Professor Richard Beliveau, from Sainte-Justine Hospital in Montreal, Canada.

"Apoptosis is a very complex process that inevitably leads to cell death," said Dr. Richard Beliveau. "The induction of apoptosis by Neovastat is specific to endothelial cells and was correlated with a marked increase in caspase-3 and -8 activities. These activities are crucial for apoptosis since an inhibitor of these enzymes completely reverses the activity of Neovastat on apoptosis," concluded Dr. Beliveau.

"The elucidation of this new mechanism of action supports the presence of different biologically active molecules in Neovastat and reinforces its position as a unique multifunctional antiangiogenesis product in late stage clinical research," added Dr. Pierre Falardeau, Vice President, Scientific Affairs at AEterna.

ADDITIONAL RESULTS ON NEOVASTAT'S MULTIPLE MECHANISMS OF ACTION
PRESENTED AT AACR

Dr. William D. Figg of the National Cancer Institute (NCI) in Bethesda, Maryland, presented research results indicating that Neovastat also blocks VEGF-induced microvessel sprouting, thus supporting previous data showing that Neovastat is able to block VEGF signaling pathway. A third presentation made by Professor Francois Berger of the French Institute of Health and Medical Research (INSERM) in Grenoble, France, showed that Neovastat is able to increase survival of mice with human glioblastoma xenograft (brain cancer).

ABOUT AACR

The American Association for Cancer Research (AACR), a scientific society of over 15,000 laboratory and clinical cancer researchers, was founded in 1907 to facilitate communication and dissemination of knowledge among scientists and others dedicated to the cancer problem; to foster research in cancer and related biomedical sciences; to encourage presentation and discussion of new and important observations in the field; to foster public education, science education, and training; and to advance the understanding of cancer etiology, prevention, diagnosis, and treatment throughout the world. The 92nd Annual Meeting of the American Association for Cancer Research is presently being held in New Orleans, Louisiana, until March 28.

ABOUT AETERNA AND NEOVASTAT/AE-941

AEterna Laboratories Inc. is a Canadian biopharmaceutical company and a frontrunner in the field of antiangiogenesis to treat a variety of conditions. Its lead compound, Neovastat, is an angiogenesis inhibitor being investigated in three major therapeutic areas: oncology, dermatology and ophthalmology. Neovastat is currently used in two Phase III pivotal clinical trials for the treatment of lung and kidney cancer as well as in a Phase II pivotal trial for the treatment of multiple myeloma, a form of blood cancer.

AEterna is listed on the Toronto Stock Exchange under the symbol AEL and on Nasdaq under the symbol AELA. AEterna's news releases and additional information are available on its Web site at www.aeterna.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-

FOR MORE INFORMATION, CONTACT:

CANADA                                     USA                                   GERMANY
Paul Burroughs                             Investor and Media Relations:         Investor Relations and Media
Director of Communications                 Ms. Lisa Lindberg                     Ms. Ursula Fessele
AEterna Laboratories Inc.                   The Investor Relations Group Inc.

Tel.: 418-652-8525, ext. 406               Tel.: 212-736-2650                    Tel.: 49-6196-8800-218
Fax: 418-577-7700                          Fax: 212-736-2610                     Fax: 49-6196-8800-447
E-mail: paul.burroughs@aeterna.com         E-mail: TheProTeam@aol.com            E-Mail: u.fessele@vrir.de
